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SECURITI[ES] [COMM]ISSION

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 2 8 2005 WASH. D.C. 213 SECTION

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mark Securities, Inc.

OFFICIAL USE ONLY
000555
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Pelhamdale Avenue
                                   (No. and Street)

Pelham Manor   NY   10803
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

K. Richard B. Niehoff   (914) 712-0595
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
                    (Name - if individual, state last, first, middle name)

76 Batterson Park Road   Farmington   CT   06032
   (Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

• *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, K. Richard B. Niehoff, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Mark Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

Rosemarie D. Bodur
Notary Public
State of Connecticut
My Commission Expires
December 31, 2008

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MARK SECURITIES, INC.

Financial Statements

December 31, 2004



Business Advisors and Certified Public Accountants

MARK SECURITIES, INC.

December 31, 2004

CONTENTS



Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

Business Advisors and Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Mark Securities, Inc.

We have audited the accompanying statement of financial condition of Mark Securities, Inc., (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Securities, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 2, 2005

MARK SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	34,815
Accounts receivable - commissions		9,632
Prepaid expenses		1,565
Total assets	$	46,012

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable	$	11,135
Corporate tax payable		300
Total liabilities		11,435

Stockholder's equity:

Common stock, 100 shares authorized, issued and outstanding, $100 par value	10,000
Additional paid-in capital	130,096
Deficit	(105,519)
Total stockholder's equity	34,577
$	46,012

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Operations

For The Year Ended December 31, 2004

Revenues:

Commissions and fees	$	103,231

Expenses:

Commissions and salary	77,353
Legal and accounting	30,873
Rent	12,280
Fees, licenses, registration	6,130
Travel	5,192
Telephone	1,281
Meetings and conventions	875
Office expense	712
Utilities, repairs and maintenance	624
Insurance expense	482
State income tax	300
Meals and entertainment	286
Dues and subscriptions	171
Total expenses	136,559

Net loss	$	(33,328)

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Deficit	Total
Balance, beginning	$ 10,000	$ 73,596	$(72,191)	$ 11,405
Additional contributed capital	--	56,500	--	56,500
Net loss	--	--	(33,328)	(33,328)
Balance, ending	$ 10,000	$ 130,096	$(105,519)	$ 34,577

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Cash Flows

For The Year Ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(33,328)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(9,632)
Other assets		932
Decrease in:		
Accounts payable		7,135
Net cash used in operating activities		(34,893)
Cash flows provided by financing activities:		
Additional contributed capital		56,500
Net increase in cash and cash equivalents		21,607
Cash and cash equivalents, beginning of year		13,208
Cash and cash equivalents, end of year	$	34,815

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Notes To The Financial Statements

For The Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies:

Organization

Mark Securities, Inc. (the "Company") was incorporated in Connecticut on December 6, 1966. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, a company must become a member of the National Association of Securities Dealers, Inc. ("NASD") in order to carry on business as a registered broker. The NASD approved the Company's membership and the Company began operations as a registered broker.

The Company engages in floor brokerage activities and has operating authority to sponsor and operate an order routing system, automatic trading system, and an order matching system (Regulation Alternative Trading System) for Over-The-Counter Bulletin Board securities pursuant to SEC Rule 15(c)(3)-(3)(k)(2)(i) (the "Customer Protection Rule").

Income Recognition

Commission income is recognized on the trade date of the underlying transactions.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flows information: income taxes paid in 2004 were $300.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $30,381 and $5,000, respectively. The Company's net capital ratio was 0.38 to 1 at December 31, 2004. This ratio is in compliance with rule 15c3-1 at December 31, 2004.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

MARK SECURITIES, INC.

Notes To The Financial Statements

For The Year Ended December 31, 2004

Note 3 - Income Taxes:

The Company had a net operating loss for the current year. As such, there was no provision for Federal income taxes. The tax expense includes minimum taxes in one state.

The Company has $126,738 of Federal net operating loss carryforwards available to offset taxable income in future years, if any. These expire in varying amounts through the year 2024. The Company's deferred tax asset related to these net operating loss carryforwards is approximately $54,500. A full valuation allowance has been taken on this deferred tax asset.

Note 4 - Capital Contribution:

During the year ended December 31, 2004, the President contributed $56,500 of capital and no additional common stock was issued.

MARK SECURITIES, INC.

Computation of Net Capital

For The Year Ended December 31, 2004

Total ownership equity from statement of financial condition	$	34,577
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		4,196
Net capital	$	30,381

MARK SECURITIES, INC.

Notes to Computation of Net Capital

For The Year Ended December 31, 2004

1. Nonallowable assets:

   Nonallowable assets from the statement of financial condition:

Prepaid expenses	$	1,565
Accounts receivable not collected within 30 days		2,631
	$	4,196

2. Net capital reconciliation:

Net capital as reported in Part II A of Form X-17A-5 as of December 31, 2004	$	30,815
Audit adjustments		(434)
Net capital at December 31, 2004	$	30,381

MARK SECURITIES, INC.

Computation of Basic Net Capital Requirement and

Aggregate Indebtedness

For The Year Ended December 31, 2004

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	762
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	25,381
Excess net capital at 1000%	$	29,238
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	11,435
Percentage of aggregate indebtedness to net capital		.38



Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

Business Advisors and Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Mark Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mark Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Mark Securities, Inc.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following conditions that we believe should be noted:

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal control and procedures for safeguarding of cash possible in a larger organization are not practical in an organization of this size. Additionally, certain documentation related to continuing education requirements, anti-money laundering testing, and contracts with revenue-generating sources is not maintained.

The President of the Company is aware of these weaknesses in internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the President will review all transactions and books of original entry and maintain documentation for the items noted above.

With the exception of the foregoing, our study and evaluation disclosed no other conditions that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 2, 2005